Exhibit 99.1

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NEW YORK 10103

February 3, 2010

Credit Suisse
11 Madison Avenue
New York, New York 10010

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of pricing supplement no. J126 dated January 29, 2010 relating to Notes due February 17, 2011 Linked to a Basket of Twelve Reference Shares (the “Pricing Supplement”), to the product supplement dated May 22, 2009 relating to Return Enhanced Notes (REN) Linked to the Performance of One or More Reference Shares or a Basket and Buffered Return Enhanced Notes (BREN) Linked to the Performance of One or More Reference Shares or a Basket and Dual Directional Buffered Return Enhanced Notes (DD-BREN) Linked to the Performance of One or More Reference Shares or a Basket and Notes Linked to a Weighted Basket of Two or More Return Enhanced Components (the “Product Supplement”), to the prospectus supplement dated March 25, 2009 (the “Prospectus Supplement”) for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated March 25, 2009 (the “Prospectus”) contained in the Company’s Registration Statement (No. 333-158199-10) (the “Registration Statement”).  This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the heading “Certain United States Federal Income Tax Considerations” in the Product Supplement and in the Pricing Supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to the Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us under the heading “Certain United States Federal Income Tax Considerations” in the Product Supplement and in the Pricing Supplement.  By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP